SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2020

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

SUMMARY

INTRODUTION 3

I ANALYSIS OF THE CONSOLIDATED RESULT 5

II ANALYSIS OF THE PARENT COMPANY'S RESULT.............................. 27

III GENERAL INFORMATION.. 34

ANNEX: 1. CONTROLLED FINANCIAL INFORMATION - EXCEL
2. CONTROLLED FINANACIAL ANALYIS - EXCEL
3. OPERATION INFORMATION – AVAILABLE IN THE IR'S WEBSITE IN NOVEMBER

The Investors Report - Appendices I, II and III can be found at excel on our website: www.eletrobras.com.br/ri

Conference Call in Portuguese
November 12, 2020
14:30 (GMT)
12:30 (Nova York)
17:30 (Londres)
Phone: (11) 3137-8037

Conference Call in English
November 12, 2020
2:30 PM (GMT)
12:30 PM (New York time)
5:30 PM (London time)
Phones: (11) 3137-8037 (Brazil)
(+1) 786 837 9597 (USA)
(+44) 20 3318 3776 (London)

Contact RI:
ombudsman-ri@eletrobras.com | www.eletrobras.com.br/ri | +55 (21) 2514-6333

Get to know the Eletrobras IR Ombudsman, an exclusive platform for receiving and forwarding suggestions, complaints, compliments and requests from protesters regarding the securities market on our Investor Relations website.

Preparation of the Report to Investors:

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Department
Bruna Reis Arantes
Alexandre Santos Silva
Fernando D'Angelo Machado
Luiz Gustavo Braga Parente
Maria Isabel Brum de A. Souza
Mariana Lera de Almeida Cardoso

NÍVEL 1 BM&FBOVESPA | EBR & EBR.B LISTED NYSE | LATIBEX XELTO & XELTB | ISE B3 | Índice Carbono Eficiente ICO2

Destaque em Governança de Estatais | Índice de Governança Corporativa Trade IGCT | IG SEST Nível 1 | Pacto Global Rede Brasileira

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

INTRODUCTION

Rio de Janeiro, November 11, 2020

Eletrobras (Centrais Elétricas Brasileiras S.A.)

[B3: ELET3 and ELET6 – NYSE: EBR and EBR-B – LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, active in the generation, transmission and commercialization segment, controller of 6 operating subsidiaries and a holding company - Eletropar -, a research center - Cepel, holding 50% of the Itaipu Binacional's share capital and direct and indirect participation in 131 Special Purpose Companies, on this date, announces its results for the period.

3rd QUARTER OF 2020

Eletrobras presented, in the third quarter of 2020 (3Q20), a net profit of R$ 96 million, lower than the R$ 716 million of profit obtained in the same period of 2019. The R$ 96 million profit of 3Q20 was mainly impacted, by the reduction in generation revenue, by R$ 866 million, mainly reflecting the provision for negative energy deviation from the Angra I and Angra II Nuclear Plants, in the amount of R$ 216 million, referring to non-generation of energy compared to total physical guarantee, caused by the extension of the stop at Angra 1 and 2 beyond the expected period, to the reimbursement for non-compliance with the inflexibility of Usina Candiota III, in the total amount of R$ 52 million and at the end, in 2019, of contracts in the ACR, of about 672 average MW, by Furnas and Eletronorte. The result was also impacted by the increase of provisions in contingencies of R$ 941 million, with emphasis on R$ 377 million related to legal contingencies that discuss the monetary restatement of compulsory loan, especially as a result of risk reclassification of a specific process of R$ 219 million. Also contributed to the loss for the quarter was the increase of R$ 353 million, restated, at market value, of the provision equivalent to the amount of the value of preferred shares B that must be delivered to the taxpayer of compulsory loan that prove its legitimacy; Provisions for Onerous Contracts in the amount of R$ 172 million, highlighting R$ 125 million related to the Jirau energy purchase contract; and the allowance for loan losses - PCLDs referring to the risk of default, by the private company Amazonas D, of financial debt with Eletrobras and energy supply with Amazonas GT, in the total amount of R$ 211 million.

Net Operating Revenue went from R$ 7,320 million in 3Q19 to R$ 7,431 million in 3Q20, an increase of 1.5%, influenced by the positive effect of transmission revenue due to the new estimate of revenue of RAP RBNI, due to the Revision Periodic Tariff 2018-2023, which occurred in July 2020, with retroactive effect to 2018, positively impacting the result by R$ 819 million. This result in transmission partially offset the negative result in generation, strongly impacted by the inflexibilities of the Nuclear Plants and Candiota III and by the decrease in the commercialization results already mentioned, although there was an increase of R$ 123 million in the generation revenue of the plants under the quota system of Law 12,783 / 2013, due to the annual readjustment. Ebtida IFRS, in the amount of R$ 2,766 million in 3Q19, dropped to R$ 1,957 million in 3Q20, impacted by the decrease in sales revenue and provisions, as mentioned above. Recurring Net Operating Revenue decreased by 6%, from R$ 7,308 million in 3Q19 to R $ 6,877 million in 3Q20. Recurrent Ebtida decreased 18%, from R$ 3,882 million in 3Q19 to R$ 3,202 million in 3Q20.

ACCUMULATED 9 MONTHS 2020

Eletrobras presented, in the nine months of 2020 (9M20), a net profit of R$ 5,000 million, lower than the R$ 7,624 million obtained in the same period of 2019, mainly impacted by the adjustment to fair value and the exchange variation in 9M20 in the negative amounts of R$ 1,730 million and R$ 1,020 million respectively. The 9M20 recurring profit was R$ 4,305 million, against the result of R$ 5,628 million in 2019, impacted by the effects mentioned above. Disregarding the effects of the Adjustment to Fair Value and the exchange variation in the Result, the recurring profit would be R$ 7,055 million, higher than that recorded in 9M19, where these financial accounts had a positive impact. This result also impacted the drop in recurring generation revenue by R$ 734 million compared to the same period in 2019.

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Net Operating Revenue went from R$ 20,386 million in 9M19 to R$ 25,484 million in 9M20, an increase of 25%, impacted by the positive results in transmission due to the Periodic Tariff Review that occurred in mid-June 2020. Ebtida IFRS, in the amount of R$ 7,053 million in 9M19, increased to R$ 12,547 million in 9M20. Recurring Net Operating Revenue fell 4%, from R$ 20,269 million in 9M19 to R$ 19,389 million in 9M20. Recurrent Ebtida fell by 12%, from R$ 9,968 million in 9M19 to R$ 8,798 million in 9M20.

Other 3Q20 Highlights

Table 01: MAIN INDICATORS (R$ Million)

9M20	9M19%			3Q20	3Q19%
103	104	-1%	Energy Sold - Generation GWh (1)	35,6	36,9	-4%
30.004	24,765	21%	Gross Revenue	9,013	8,819	2%
23.908	24,648	-3%	Recurring Gross Revenue (2)	8,459	8,807	-4%
25.484	20,386	25%	Net operating revenue	7,431	7,320	2%
19.389	20,269	-4%	Recurring Net Operating Revenue (2)	6,877	7,308	-6%
12.547	7,053	78%	EBITDA	1,957	2,766	-29%
8.798	9,968	-12%	Recurring EBITDA (3)	3,202	3,882	-18%
49%	35%	1464%	Ebitda Margin	26%	38%	-1145%
45%	49%	-378%	Recurring Ebitda Margin	47%	53%	-656%
49,117	42,281	16%	Gross debt without third party RGR	49,117	42,281	16%
23,155	19,975	16%	Recurring Net Debt	23,155	19,975	16%
1,9	2,1	-18%	Recurring Net Debt / Recurring LTM EBITDA	1,9	2,1	-18%
5,000	2,587	93%	Net Income from Continuing Operations	96	716	-87%
5,000	7,624	-34%	Net Profit	96	716	-87%
1,389	1,754	-21%	Investments	681	574	19%
12,547	13,778	-9%	Employees	12,547	13,778	-9%

(1) Does not consider the energy allocated to quotas, from plants renewed by Law 12,783 / 2013 (2) Revenue from Procel Retroactive, GAG Retroactive and Revenue from Generation Construction, RBSE retroactive due to Periodic Tariff Review, Retroactive inflexibility of Angra I and II; RBNI resulting from the Periodic Tariff Review; (3) Excludes item (2), costs of the Extraordinary Retirement Plan (PAE) and the Consensual Dismissal Plan (PDC), expenses with independent investigation, Extraordinary Consulting at the Holding, expenses related to the Inepar / Furnas agreement, retroactive payment to Enel by TUSD Eletronuclear, Inepar + Camargo Correa + CIEN judicial agreements; FGTS and INSS at Eletronorte - April launch; contingency provisions, onerous contracts, Impairment, provision for losses on investments, provision for losses on investments classified as held for sale, provisions for adjustment to market value of preferred shares to be delivered, provision relating to the inspection fee for water resources (TFRH ), ANEEL CCC provision; Rap Adjustment Portion; Provision Inflexibility of Usina Candiota III, PCLD of third party debt with RGR (transfer CCEE) and PCLD Estimated prospective credit loss (CPC 48) due by privatized distributors, Expiry of Concession and Indemnity for Furnas Third Parties; (4) Excludes item (3) and monetary restatement for the compulsory loan contingency; retroactive monetary restatement of compulsory loan liabilities not yet converted; Eletropaulo process financial income and activation of non-recurring tax credit.

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I |	ANALYSIS OF THE CONSOLIDATED RESULT (R$ MILLION)

TablE 02: CONSOLIDATED RESULTS

9M20	9M19	Financial Statements	3Q20	3Q19
16,065	17,077	Generation Revenue	5,268	6,134
13,488	7,160	Transmission Revenue	3,574	2,570
451	528	Others Revenue	171	115
30,004	24,765	Gross Revenue	9,013	8,819
-4,520	-4,379	Deductions from Revenue	-1,582	-1,499
25,484	20,386	Net Operating Revenue	7,431	7,320
-5,021	-4,732	Operational costs	-1,831	-1,868
-5,843	-6,397	Personnel, Material, Services and Others	-2,022	-2,082
-1,399	-1,312	Depreciation and amortization	-468	-439
-2,777	-3,121	Operating Provisions	-1,771	-1,092
10,444	4,825		1,340	1,839
909	679	Shareholding	381	417
25	237	Others Revenues and Expenses	0	71
11,378	5,741		1,721	2,327
-3,827	-771	Financial Result	-987	-861
7,552	4,970	Income before tax	734	1,466
-2,552	-2,383	Income tax and social contribution	-638	-750
5,000	2,587	Net Income for the year	96	716
0	5,037	Profit (Loss) Net of Taxes from Discontinued Operation	0	0
5,000	7,624	NET INCOME FOR THE PERIOD	96	716

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TablE 03: RECURRING CONSOLIDATED RESULT

9M20	9M19	Recurrent Financial Statement *	3Q20	3Q19
16,311	17,052	Generation Revenue Recurrent	5,533	6,122
7,147	7,160	Transmission Revenue Recurrent	2,755	2,570
451	436	Others Revenue Recurrent	171	115
23,908	24,648	Gross Revenue Recurrent	8,459	8,807
-4,520	-4,379	Deductions from Revenue Recurrent	-1,582	-1,499
19,389	20,269	Net Operating Revenue Recurrent	6,877	7,308
-4,998	-4,689	Operational costs Recurrent	-1,827	-1,850
-5,625	-5,940	Personnel, Material, Services and Others Recurrent	-1,948	-1,919
-1,399	-1,312	Depreciation and amortization Recurrent	-468	-439
-877	-351	Operating Provisions Recurrent	-281	-75
6,489	7,977		2,353	3,025
909	679	Shareholdings Recurrent	381	417
7,398	8,656		2,734	3,443
-2,470	-646	Financial Result Recurrent	-706	-745
4,928	8,011	Income before tax Recurrent	2,028	2,698
-623	-2,383	Income tax and social contribution Recurrent	-407	-750
4,305	5,628	Net Income for the year Recurrent	1,621	1,947

* Non-recurring adjustments mentioned in the Highlights.

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

I.1 MAIN VARIATIONS OF FINANCIAL STATEMENTS

HIGHLIGHTS IN ANALYSIS OF VARIATION 3Q19 X 3Q20

OPERATING INCOME

TABLE 04: GENERATION REVENUE

Operating Revenue - Generation	3Q20	3Q19%
Generation Revenue	5,268	6,134	-14%
Energy supply to distribution companies	3,382	4,297	-21%
Supply	639	580	10%
CCEE	248	341	-27%
Operation and Maintenance Revenue	1,048	925	13%
Construction Revenue	4	12	-70%
Itaipu Transfer	-51	-21	141%
Generation Revenue
Non-recurring events
(-) Interruption of Angra I and II - retroactive	269	0	-
(-) Construction Generation	-4	-12	-70%
Recurring Generation Revenue	5,533	6,122	-10%

3Q19X3Q20 Variation Analysis

Energy supply

•	At subsidiary Eletronorte (-R$ 592 million): (i) the 89% drop in sales revenue in the ACR from R$ 233.4 million to R$ 25.4 million due to the termination of products from the 13th and 17th Auctions that they were sold at higher prices, which reduced the amount of energy sold by 85%, from 428 MWmed to 66MWmed and (ii) a 29% reduction in the sale price from R$ 246.99 / MWh to R$ 175.00 / MWh; (iii) a 39% drop in sales revenue in the ACL from R$ 973.5 million to R$ 597.6 million. Although there was a 10% increase in the amount of energy sold, 2,272MWmed in 3Q19 X 2,490MWmed in 3Q20, sales prices were 45% lower, from R$ 194.09 / MWh in 3Q19 to R$ 107.07 / MWh in 3Q20.
•	At subsidiary Furnas (-R$ 301 million): (i) At ACR, the termination of the 2014-2019 Existing Energy Product resulted in a net drop in revenue of approximately R$ 244 million, given the average decommissioning in the quarter of 310 MWméd; (ii) higher sales in the Supply line, thus reducing the availability of energy for sale ACL Suprimento, representing a decrease of R$ 32 million; (iii) Lower dispatch from the Santa Cruz plant in 2020, reducing revenue by R$ 47 million, partially offset by (iv) Seasonalization and price adjustment (on average 4%) of ACR contracts, representing an increase in revenue from approximately R$ 3 million; (v) R$ 18 million related to the generation of Brasilventos - Complexo Fortim;
•	At subsidiary CGT Eletrosul (-R$ 99 million): (i) reimbursement for insufficient generation for 3Q20 (unavailability and inflexibility) in the amount of R$ 52.0 million, mainly related to the shutdown of the Candiota III thermal plant , with expected return in Nov / 2020. In 3Q2019 there was a refund of R$ 7.4 million related to unavailability; (ii) a 12% reduction in the amounts of energy sold, due to the lower purchase for resale of PPA Eletronorte, reducing revenue by R$ 18.3 million; (iii) 18% drop in the average selling price, partially impacted by the lower PLDs in 3Q20 (R$ 92 / MWh) compared to 3Q19 (R$ 214 / MWh), reducing revenue by R$ 29.7 million (iv ) price variation in the regulated market due to a contractual adjustment by the IPCA, a total of 2.1%, which limits the reductions mentioned in items (i) to (iii).
•	At the subsidiary Eletronuclear (-R $ 166 million), mainly due to (i) the increase in the Fixed Revenue of the Angra 1 and 2 Plants, according to ANEEL Homologatory Resolution No. 2,661 / 2019, which increased from R$ 852.3 million to R$ 931.6 million, however, affected by (ii) provision for negative energy deviation in the amount -R$ 216.5 million referring to non-generation of energy between January and September 2020, compared to the total physical guarantee , of which approximately R$ 72 million referring to the months of July to September / 20, caused by: a) extension of the Angra 1 stop (1P25) for 26 days longer than expected, due to a short circuit in the connection of the excitratrix with the electric generator; b) by the extension of the stop at Angra 2 (2P16) for 35 days longer than expected, due to oxidation observed in 52 fuel elements. After the return of the Angra 2 Plant in operation, it was decided that its power will be reduced from 100% to 90% during the entire cycle of the new fuel elements.

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•	Partially offset by the increase in the subsidiary Amazonas GT (+ R$ 196 million) mainly due to: (i) an increase of R$ 75.5 million due to the billing of energy acquired from PIEs and resold to Amazonas D, on account the 4.2% readjustment in the price of contracted power, O&M and gaseous fuel, the cost of which is passed on in the energy sale price, which occurred as of November 2019, with an impact, therefore, only in 3Q20; (ii) R$ 29.6 million increase in HPP Balbina due to the seasonalization of the CCVE contract; (iii) an increase of R$ 27.9 million with the entry of UTE Coari in January 2020; (iv) an increase of R$ 3.2 million due to the plants in the interior that had a better operating performance, registering an increase of 1,406 MWh (9.7%) in the energy delivered, with the recurring increases partially offset by: (v ) reduction of R$ 10 million at UTE Mauá 03 due to the lower level of dispatch coordinated by ONS; (vi) reduction of R$ 4.5 million in UTE Aparecida due to the alteration of the UTE Aparecida contract, CCVEE - OC 87.495 / 13 to CCEAR 34.163 / 14, according to MME Ordinance No. 855/2018 with a reduction of inflexibility of 150 to 75 MWh.

Supply
•	At the subsidiary Furnas (+ R$ 110 million), mainly due to the following reasons: (i) price adjustment of the current contracts for the Itumbiara Plant auctions, governed by Law 13,182 / 2015, specific to final consumers, resulting in an increase in revenue of R$ 6 million; (ii) new contracts that started supplying in 2020, positively impacted revenue by R$ 101 million.
•	Partially offset by the reduction in subsidiary Eletronorte (-R$ 17 million), mainly due to the following reason: (i) a 4% drop in the amount of energy, from 913 MWmed in 3Q19 to 878 MWmed in 3Q20, due to the seasonality of contracts; (ii) a 4% drop in the sale price, from R $ 117 / MWh to R$ 113 / MWh; (iii) a 6% drop in the average price of aluminum (US $ 1,789 in 3Q19 vs. US$ 1,677 in 3Q20), a fact that reduces the premium calculated on billing for ALBRAS; partially offset by a 35% increase in the average dollar conversion rate (R$ 3.97 / US$ in 3Q19 X R$ 5.38 / US$ in 3Q20), which led to a 4% drop in revenues for Albras.

CCEE

•	At subsidiary Chesf (-R$ 215 million), mainly due to (i) an increase of 80 average MW in contracted energy (reflected in the increase in the supply account), reducing energy surplus in relation to the same period in 2019, which there was more energy available for settlement at CCEE given in 4Q18, supply contracts were closed, the energy of which was not rehired in 2019, being sold in the short term; (ii) there was a reduction in the PLD from R$ 214 / MWh (2019) to R$ 92 / MWh (2020), impacting R$ 103 million and (iii) an increment by one-time accounting adjustment, referring to the default record of previous months approximately R$ 72 million in 3Q19, without occurring in 3Q20.
•	Partially offset by subsidiary Furnas (+ R$ 75 million) mainly due to the following reason: (i) variation in GSF in the period, which increased by approximately 13% (average of 53% in 2019 and 66% in 2020, providing greater energy allocated to Furnas 3Q20), with a positive position in the 3 months of the quarter in the MCP, despite the drop in the PLD in the last 3 months (3Q / 19 was an average of R$ 207.69 while 3Q / 20 was R$ 91.68).

Operation and Maintenance Revenue - Plants Renovated by Law 12,783 / 2013

•	At subsidiary Chesf (+ R$ 76 million): (i) annual adjustment of RAG of about 10%, in accordance with Aneel Homologatory Resolution No. 2746/2020 (cycle 2020-2021), impacting approximately R$ 51 million; and (ii) an increase in generation in 2020, reflected in the indemnity income from CFURH and taxes of approximately R$ 25 million.
•	At subsidiary Furnas (+ R$ 46 million), mainly due to (i) an annual readjustment of RAG of approximately 13%, according to Aneel Homologatory Resolution No. 2746/2020, representing an increase in revenue of R$ 35 million in 3Q20; (ii) the variation in CFURH and PIS / COFINS, which represented an increase in revenue of around R$ 11 million.

Construction Revenue

•	Lower level of investment made in 3Q20, but with no effect on results as it has an equivalent value in construction expenses.

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Itaipu Transfer

•	In the Holding (-R$ 30 million): (i) Variation of the tariff on which the monetary restatement calculated based on the American price indices Commercial Price and Industrial goods, levied on Itaipu's financial assets and offset the gains of exchange variation on said asset, recognized by the interministerial decree 04/2018 of the MME and the Ministry of Finance that determines Itaipu's revenue.

TABLE 05: TRANSMISSION REVENUE

Operating Transmission Revenue	3Q20	3Q19%
Transmission Revenue	3,574	2,570	39%
O&M Revenue - Renewed Lines	1,033	942	10%
O&M Revenue - Regime Exploration	338	216	56%
Construction Revenue	928	172	439%
Finance - Return on Investment - RBSE	1,073	1,062	1%
Contractual Revenue - Transmission	202	177	14%
Non-recurring events
RTP estimated revenue of RAP RBNI	-819	0	-
O&M Revenue - Renewed Lines	2,755	2,570	7%

O&M Revenue - Renewed Lines Law 12.783/13

•	At subsidiary Eletronorte (+ R$ 39 million): (i) increase in the RAP ratified for the 2020/2021 cycle (REH nº 2,725 / 2020), which contributed to the R$ 72 million increase in revenue billed in 3Q20, partially offset by: (ii) a reduction of R$ 264 thousand due to the increase in the Variable Portion discount; (iii) a reduction of approximately R$ 18 million related to the increase in the amortization of contractual assets;
•	At subsidiary Furnas (+ R$ 117 million): (i) Increase due to the change in tariff cycles, since in addition to the annual adjustment, there was a tariff review in July 2020, based on the current regulation - Technical Note 119 / 2020-SGT / ANEEL - which details the readjustments of the Transmission Companies' RAPs and the effects of the review. The Tariff Review represents an increase of about 18% (772 million / year), which should be added to the Adjustment Portion that went from - R$ 2 million / month in the 2019/2020 cycle to + R$ 29 million / month in the cycle 2020/2021; (ii) in August / 19, an accounting adjustment (R$ 38.6 million) was made, referring to the invoicing of May of the same year.
•	At subsidiary Chesf (+ R$ 13 million): (i) positive effect of the tariff review, carried out in July 2020, of Contract 061, retroactive to 2018, in the amount of R$ 1,183 million (incremental RAP of the tariff review + PA Annual review , including the Adjustment Installment item, divided into 3 years, the effect of which will last until July 2023, considered in Aneel Homologatory Resolution 2,725 / 20; (ii) annual adjustment of 1.88%; (iii) RBNIs referring to works that entered during the current tariff cycle and are added to the RBNI item in the following cycle: (iv) addition of reinforcements without prior RAP authorization included by Aneel for the 2020/2021 cycle of R $ 1.1 million / year; (v) variable installments and adjustment installments of previous smaller cycles, due to the change in the cycle from July 2020 in the total amount (PV + PA) of R $ 100.9 million (3Q20) against -R$ 12, 9 million (3Q19).
•	Partially offset by subsidiary CGT Eletrosul (-R$ 44 million): (i) New RAP, through ANEEL according to Resolution No. 2725/2020, with the effects of the Periodic Tariff Review of concession 057/2001, as per Resolution ANEEL approval No. 2,716 / 2020. The tariff repositioning index implied a difference of -R$ 51.3 million in relation to the previous period; (ii) The drop in revenue was partially offset by several effects, such as the difference between the Calculation Adjustment Installments, higher in the quarter at R$ 4.9 million compared to the previous period, and the start of operations of new works RBNIA R$ 3.0 Million.

O&M Revenue - Exploration Regime

•	At subsidiary Eletronorte (+ R$ 38 million), mainly due to: (i) R$ 11.8 million increase in the RAP value in relation to the 2019/2020 cycle; (ii) increase in revenue due to a reduction of R$ 5.6 million in the discount of PV - Variable Portion (3Q19: R$ 5.9 million x 2Q20: R$ 0.3 million); (iii) a reduction of approximately R$ 1 million related to the increase in the amortization of contractual assets;

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•	At subsidiary Chesf (+ R$ 24 million) mainly due to: (i) annual readjustment of REH Aneel 2,725 / 20 of 6.51%; (ii) tariff revision of 8.62% and 9.43% of contracts 007/2005 and 006/2009 with positive Tariff Replacement Index; (iii) revenue of a higher anticipation apportionment in the amount of R $ 827 thousand, due to the surplus in the 3Q20 calculation being greater than that verified in 3Q19; (iv) a smaller variable portion of R$ 728 thousand; (iv) incorporation of the SPN ETN and TDG in Nov / 2019 and May / 2020, respectively (ETN: R$ 4.1 million and TDG: R$ 1.128 million, proportional to the date of incorporation), increasing consolidated revenue.

Construction Revenue

•	The variation is mainly due to the construction margin determined by IFRS 15 on construction costs between the compared dates, associated with the effects of the tariff review, in accordance with Homologatory Resolution No. 2,725 / 2020, especially on the value of assets concession contracts extended by Law 12.783 / 12. The revision brought about incremental effects resulting from the values of the new Price Bank and WACC of the cycle, O&M reference values, with retroactive effects to the date of commercial operation, new installations that entered between Jan / 13-Dec / 18. The positive impact, therefore, arises from the adjustment of the contractual asset related to the transmission infrastructure according to the new expected RAP flow, calculated based on the present value of the new RAP flow allocated to the transmission infrastructure for the remaining term of the concession. The main impacts were on subsidiaries: Eletronorte consolidated with Amazonas GT (+ R$ 440 million), Furnas (+ R$ 264 million); CGT Eletrosul (+ R$ 74 million) and Chesf (+R$ 40 million), totaling approximately R$ 819 million in 3Q20, treated as a non-recurring effect, given that the accounting refers substantially to the revision of the asset base for the 2018- 2023.

Finance - Return on Investment – RBSE

•	At subsidiary Chesf (+ R$ 212 million): (i) recognition of the effects of the Tariff Review on concession 057/2001, in accordance with ANEEL Resolution No. 2,717 / 2020, especially as a result of the recognition of the controversial portion of RBSE, related to the capital cost (ke), in the amount of R$ 2.5 billion, as of July 2020, in the same projected cash flow of the uncontroversial portion that has been received by the company. Thus, the asset is currently greater than in the same period of the previous year, which reflects the higher revenue this year, which offset the amortization of the uncontroversial portion that had already been occurring; and (ii) increase in revenue from RTP through Homologatory Resolution 2,717 / 2020 and Homologatory Resolution 2,725 / 2020 of the 2020/2021 cycle of R$ 1,176 million,
•	Compensated, by the subsidiaries Furnas (-R$ 146 million) and Eletronorte (-R$ 69 million): (i) RBSE's assets increased with the Periodic Tariff Review, which took place in July 2020, and whose effect was contemplated in 2Q20 however, the revenue period was extended, passing the revenue that was until 2025 to 2028. In addition, although there was a positive effect of Aneel having included in the RAP the controversial portion of the cost of capital (Ke), the remuneration (IPCA) of the Ke's share established by Aneel, was lower than expected by the companies, as well as by other transmission companies, which is why there is an appeal filed by ABRATE with Aneel to recognize the remuneration considered adequate; and (ii) amortization of the asset.

Contractual Revenue – Transmission

•	At the subsidiary Chesf (+ R$ 11 million) due to the higher registration of remuneration on financial assets of R$ 10.9 million due to the entry of new projects during the year of 2019, with emphasis on contract authorizations 61 , associated with the RTP effect of contracts 6/2009, 7/2005 and 61/2001.
•	At the subsidiary Amazonas (+ R$ 11 million) mainly due to: (i) According to the methodology changed by IFRS 15 in 2019, the amounts are accounted for as the transmission company satisfies the obligation to build and implement the infrastructure, the revenue being recognized throughout the contract, but the revenue of the flow is conditioned to the satisfaction of the obligation of operating and maintenance performance. In addition, the new measurement was impacted by the rate of remuneration for the Contractual Asset, which is different from the remuneration calculated previously measured from the perspective of the Financial Asset. Considering that the registrations until September 2019 related to IFRS15 were made only in September / 19, the comparison of the amounts is impaired limiting the comparison to the accumulated value. If the amounts were adjusted, we would have an amount of R$ 2.6 million in 3Q19 as recurring, making up a variation of 4%, which would not be a relevant variation compared to 3Q20.

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TABLE 06: OTHER OPERATING REVENUE

Ohter Operating Income	3Q20	3Q19%
Others Revenues	171	115	50%

Others Revenues

•	In the Parent Company (+28 million): (i) R$ 24 million related to Procel - Law 13,280 / 2015 in 3Q20, with no counterpart in 3Q19, due to the difference in the reporting dates of the program; (ii) R$ 8 million due to the UTE Melo and Pampa Sul interconnection.

OPERATIONAL COSTS

TABLE 07: OPERATIONAL COSTS

Operational costs	3Q20	3Q19%
Energy purchased for resale	-564	-592	-5%
Charges on use of the electricity grid	-510	-447	14%
Fuel for production electric power	-528	-556	-5%
Construction	-229	-273	-16%
Total Operating Costs	-1,831	-1,868	-2,0%
Non-recurring events
(-) Generation Construction	4	12	-70%
(-) Retroactive Nuclear Cusd \ Fuel CGTEE	0	6	-100%
Total Recurring Operating Costs	-1,827	-1,850	-1,2%

3Q19 X 3Q20 Variation Analysis

Energy purchased for resale

•	At the subsidiary Amazonas GT (-R$ 26 million): (i) registration in 3Q19 of R$ 20.5 million, related to ICMS, reversed in 4Q19. If it were not for this record, the account would have decreased by approximately R$ 6.4 million, explained by: (a) a reduction of R $ 11.4 million due to the plants' low exposure to the short-term market; (b) R$ 8.4 million reduction in the cost of energy purchase from PIEs, due to the readjustment on the commercial leases of these PIEs, which will be transferred to Amazonas GT after the end of the leasing contract, and are deducted as reducing account of energy purchase; partially offset by (ii) R$ 14 million increase, due to the readjustment of the energy purchase agreements with the PIE's (IGPM).
•	In the subsidiary CGT Eletrosul, there was, in 3Q19, a provision for a negative result in the CCEE of R$ 13.1 million, which did not occur in 2020.

Charges on use of the electricity grid

•	Readjustment, especially in the subsidiary Furnas (+ R$ 23 million), which increased by 13.5% in the period in accordance with ANEEL Approval Resolution 2,726 of 07/14/2020.

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Fuel for electricity production

•	At subsidiary Amazonas GT (+ R$ 141 million): (i) 4.2% contractual adjustment in November 2019, representing an increase of R$ 12 million; (ii) an increase of R$ 9.3 million in 3Q20 referring to incidental expenses for the inclusion of thermoelectric branches registered as of 4Q19; (ii) reduction of R$ 25 million, in reimbursement from CCC, due to the reduction in the consumption of natural gas by the plants; (iii) non-accounting of amounts related to the revenue of CCC, fuel reduction account, of approximately R$ 92 million, due to a disallowance of an amount overpaid in 2019, due to the refund of taxes unduly reimbursed by the CCC Fund in 2019; (iv) reduction in reimbursement of R$ 9 million due to the non- revenue with ESS due to the termination of the rental agreement that occurred in 3Q19; (v) reduction of R$ 9.5 million in the reimbursement related to the recording of reclassifications and provisions in 3Q19 related to the reimbursement of gas.
•	At subsidiary CGT Eletrosul (-R$ 32 million): (i) non-recurring adjustments made in September 2019, due to issues of value identification and allocation of expenses in Candiota III, where approximately R$ 35.9 million were referring to 2Q19; (ii) since June / 2020, fuel consumption has been reduced due to the repairs being carried out at the Candiota III plant, which has stopped its activities and is no longer consumed approximately R$ 12 million per month, R$ 36 million in the quarter , reductions partially offset by the lower CCC recovery of R$ 94 million, due to the introduction of retroactive adjustments to January / 2019, in 3Q19, in the amount of R$ 60 million due to operational issues of identifying value and allocating expenses in Candiota III; and (ii) reversal of the right to reimbursement, in the amount of R$ 31.9 million, in September / 2020, due to Order No. 2,616 / 2020 / ANEEL that updated the amounts of historical fuel stock of UTE Candiota III and this way, it was understood that, during the year 2020, the reimbursement will be in proportion to what is being done in fuel and not in 100% of the fuel as the company's previous expectation
•	At subsidiary Furnas (-R$ 162 million), mainly due to: (i) variation in the dispatch of the Santa Cruz plant, which represented a smaller generation in the period, of approximately 243,112 MWh in 3Q20 due to the low scenario PLD.

Construction

•	Chesf (-R$ 53 million), due to the reduction in investments in the transmission system between the compared dates.
•	Partially offset by CGT Eletrosul (+ R$ 29 million) mainly due to the following reason: (i) increase in the volume of transmission projects being built by the company in 2020 and which are linked to Aneel's authoritative resolutions and the improvements made in the existing system. In 3Q19, investments were R $ 9.1 million. In 3Q20, corporate investments in transmission increased to R$ 37.4 million, representing an increase of 310% between the periods.

OPERATIONAL EXPENSES

TABLE 08: PERSONNEL, MATERIAL, SERVICES AND OTHER

Personnel, Material, Services and Others	3Q20	3Q19%
Personnel	-1,049	-1,097	-4%
Material	-62	-88	-29%
Services	-519	-548	-5%
Others	-392	-350	12%
PMSO total	-2,022	-2,082	-2,9%
Non-Recurring Items
(-) PDC	-15	-10	51%
(-) Holding Staff	0	21	-100%
(-)CAL CGTEE Retroactive	0	20	-100%
(-) Outsourced Furnas	68	0	-
(-) Inepar + Camargo Correa + CIEN	21	133	-84%
PMSO Recurrent	-1,948	-1,919	1,5%

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3Q19 X 3Q20 Variation Analysis

Personnel

•	Reduction in personnel costs due to the cost containment policy established by the Company, with a reduction of 1,235 employees compared to 3Q19 with PDC (Dismissal Plan) and OBZ (Zero base budget) (dangerousness and overtime), but partially offset by salary readjustments through the Collective Labor Agreement of 3 , 55%, anticipated vacation on account of COVID-19 of R$ 11 million in Furnas and R$ 3 million in Chesf, low allocation of personnel cost in investments due to low investment, especially in Chesf by R$ 14 million and R $ 3 million at Eletronorte, labor claims of R$ 11 million, especially Furnas and increases related to the recognition of the sponsor's contribution to private pension plans of R$ 10 million in Furnas and R$ 11 million in Chesf and, finally, postponement of the termination of approximately 454 employees to January 2021, whose expected savings will be R $ 252 million. The savings target is to reduce approximately RS 180 million in expenditure per quarter..

Material

•	At subsidiary CGT Eletrosul (-R$ 32 million), mainly due to: (i) absence of material consumption including virgin lime at UTE Candiota III, with Lime associated with the UTE operation accounting for an average cost monthly of R$ 6 million. In the months of Aug / 20 and Sep / 20 there was no record of expenses with Lime, totaling a R$ 12 million reduction related to lime. (ii) It is also noteworthy that, in 3Q19, there was a correction of entries of expenses with material, resulting in retroactive records, made in the month of Aug / 19 referring to Cal Virgin in the amount of R$ 16.5 million. Material consumption by Usina de Candiota represents 90% of CGT Eletrosul's material. The expected savings from the consumption of lime at OBZ was R$ 2.2 million per year, that is, approximately R$ 550 thousand in the quarter, however, given the UTE stop since June 2020, it is not possible to state that the reduction occurred on account of OBZ, and the goal should be verified when the UTE operation returns.
•	At the subsidiary Amazonas GT (-R$ 11 million), mainly due to: (i) an increase of R$ 6.5 million due to preventive maintenance of plants in the interior; (ii) an increase of R$ 2 million due to preventive maintenance in the cooling towers of UTE Aparecida; (iii) an increase of R$ 1.5 million in materials for preventive maintenance in Mauá; (iv) an increase of R $ 0.3 million in food for the Balbina Environmental Center; The increase comes from a change in the company's maintenance strategy with a focus on periodic preventive maintenance, with the start of maintenance plans from the lowest level, which allows for a better planned distribution of costs throughout the year. For the group of materials, there was no reduction forecast related to the OBZ project, at Amazonas GT, in 2020, and the initiatives proposed better stock management and application of materials in maintenance, therefore with the go-live (SAP) of the AIS, PM modules. and WCM the objective was achieved.

Services

•	In the subsidiary Eletronuclear (-R$ 26 million), variation is mainly due to: (i) there is a mismatch between the shutdown of the plants and the costs related to services. Although the shutdown of the plants occurred in 3Q20, the costs of services associated with this event will occur, mostly in 4Q20, having an effect in 3Q20 of only R$ 12.2 million. The same was observed with the stop at Angra 2 (2P15), which occurred in 2Q19 and part of its costs were realized in 3Q19 (R$ 28.0 million) and the stop at Angra 1 (1P23 and 1P24) in the amount of R$ 5.7 million. The expected savings from OBZ was R$ 27.4 million, and effective savings was R$ 23.9 million.
•	At subsidiary Eletronorte (-R$ 8 million), whose variation is mainly due to the reduction of expenses with: (i) expenses with building services: R $ 5.6 million; (ii) Consulting: R$ 2.8 million; (iii) Hired labor: R$ 2.3 million. On the other hand, increases were recorded with: (vi) Communication: R$ 1.1 million, and (vii) maintenance of a data processing unit: R$ 730 thousand. With regard to OBZ, the estimated forecast was for savings of R$ 14.4 million in 3Q20 and with the initiatives there was a reduction of approximately R$ 19.1 million in 3Q20, with emphasis on the reduction of costs with Building Services (R $ 5.6 million), IT (R$ 3.3 million) and IT security (R$ 1.1 million).
•	At subsidiary Furnas (+ R$ 3 million): The expected annual net savings from the shutdown of 1,044 outsourced workers is R$ 205 million / year, less the cost of new service contracts to replace outsourced ones, however there was, in 2020 , the launch of contract terminations (already expected) with outsourced companies in the total accumulated value up to September 2020 of R$ 90 million, with the effect in 3Q20 of R$ 70 million. Disregarding these launches, the savings already accumulated in 2020 is R$ 178 million, which is already partly meeting the goal, with the last quarter missing. The value of contracting services to replace outsourced workers is R$ 42 million in 2020, of which R$ 2.7 million in 3Q20.

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Others

•	At the subsidiary Furnas (-R$ 127 million), mainly due to: (i) higher indemnity, losses and damages in 3Q19 of R$ 110 million, highlighting Ampla's non-recurring payment of a lawsuit in the year 1989, in the amount of R$ 111 million; (ii) lower cost with bank guarantee by R$ 9.9 million and with the Hydrological Risk Insurance GSF Mascarenhas and Serra da Mesa by R$ 7.6 million.
•	At subsidiary CGT Eletrosul (–R$ 61 million), mainly due to the following reasons: (i) in August 2020, ANEEL was asked to exclude the obligation to pay the RGR quota related to Candiota III and reimbursement of amounts paid in 2019, which generated a reversal of R$ 15.9 million. ANEEL Order No. 2,403 of 8/14/2020 granted this claim and established the RGR quotas for the period from July 2020 to June 2021. Considering the reversal mentioned and the RGR calculated for the period (Jun / 20 to Jul / 21), the Company was creditor in R$ 7.1 million, to be received in 12 monthly installments of R$ 593.5 thousand each; (ii) recovery of expenses of R$ 21.3 million related to tax lawsuits (Law 9718/98) on the calculation basis for calculating PIS / COFINS; (iii) changes in the form of records and updating of labor lawsuits in 2020, which are currently recorded under the caption Operating Provisions, while in 2019, they were recorded in other expenses. R$ 11.8 million was recorded in other expenses in 3Q19 of this nature; (iv) revenue in September / 20 of insurance indemnity due to an accident occurred in Feb / 18 with the CN05 Wind Turbine at Capão do Inglês Wind Farm R $ 2.0 million
•	R$ 24 million in donations for Covid 19 campaigns.
•	Partially offset by:
•	At the holding company (+ R$ 50 million): (i) R$ 25 million increase related to taxes and fees (IR Ticket bonds 2025-2030), R $ 18 million increase in court costs and R$ 7 million increase in Rent-Real Estate For Business Purposes.
•	In the subsidiary Chesf (+ R$ 26 million), mainly due to: (i) the recording of losses and damages of R$ 32 million related to the write-off of renegotiated credits with customers; (ii) payment of labor costs of R$ 19 million. These events were partially offset by a reduction in: (iii) insurance expenses by R$ 7.1 million; and (iv) recovery of expenses by R$ 6.5 million.
•	At the subsidiary Amazonas GT (+ R$ 10 million), mainly due to: The variation is mainly due to: (i) recording in 3Q19 of R$ 11 million in recovery of expenses due to the reimbursement related to the natural gas used during the UTE Coari tests, and in 3Q20 the recovery of expenses enters a reduction in the fuel bill. If it were not for such a reduction in expenses in 3Q19, we would have a reduction of approximately R$ 2 million, justified by (ii) a reduction of R$ 2.1 million with a reduction in imports (payment of the siscomex tax). As for the OBZ initiatives, we highlight the renewal of operational insurance, the reduction forecast was approximately R$ 3.0 million, however, due to the inclusion of the plants in the interior, this gain was not obtained, however there was no increase of values.

Depreciation and Amortization

Depreciation and Amortization	3Q20	3Q19%
Depreciation and Amortization	-468	-439	6%

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TablE 09: OPERATING PROVISIONS

Operating Provisions	3Q20	3Q19%
Operational provisions / reversals	-2,002	-1,092	83%

Non-recurring provisions / reversals
Contingencies	-1,019	-417	144%
PCLD/ Estimated loss of credit prospective privatized distributors (CPC 48)	-94	433	-122%
Onerous Contracts	-172	1	-22411%
Provision/reversal for investment losses	9	-15	-159%
RAP Adjustment Portion	0	0	-
Provision for Losses on Investments classified as held for sale	0	0	-
Impairment of long-term assets	43	0	-
Expiry of the concession	0	25	-100%
Provision Incentive Indemnification Outsourced	0	-354	-100%
ANEEL provision - CCC	-27	-690	-96%
Candiota III Plant Provision	-107	0	-
Provision for Implantation of Shares - Compulsory Loan	-353	0	-
Non-recurring provisions / reversals	-1,721	-1,017	69%

Recurring provisions / reversals
Garanties	3	19	-85%
PCLD (excluding PCLD Prospective estimate of credit loss from privatized distributors (CPC 48)	-179	-89	102%
GAG Improvement	-57	-55	4%
Others	-47	49	-197%
Recurring provisions / reversals	-281	-75	273%

Note: Numbers with positive signs mean reversals of provision.

The variation is mainly explained by:

•	Provision for PCLD of consumers and resellers, in the amount of R$ 174 million in 3Q20, compared to a provision of R$ 82 million in 3Q19, with highlights to the records made by Amazonas GT of R$ 117 million in relation to the default of distributor Amazonas Energia.
•	Allowance for doubtful accounts - Financing and loans in the amount of R$ 99 million in 3Q20, highlighting the prospective risk of default on the financing debt of the distributor Amazonas Energia, in the total amount of R$ 94 million. The accumulated balance of PCLD of Amazonas Distribution on 09/30/2020 was R$ 772 million, with the outstanding balance of R$ 4,018 million;
•	Provisions for contingencies, in the amount of R$ 1,019 million, with emphasis on and R$ 377 million in compulsory loan lawsuits referring especially to the risk reclassification of a specific lawsuit of R$ 220 million;
•	Provisions for actions to be implemented, related to the compulsory loan, in the amount of R$ 353 million, according to note 22.
•	Onerous Contracts, in the amount of R$ 172 million, with emphasis on the energy purchase agreement with Jirau (R$ 125 million) given the expectation of PLD, Coaracy Nunes (R$ 37 million) and Funil (R$ 14 million).
•	Provision, of R$ 107 million, referring to Candiota III, by CGTEletrosul, of which (i) R$ 76.4 million due to the scenario of uncertainty regarding the revenue of 100% of the coal credits referring to previous years due to the Order No. 2,616 / 2020 / ANEEL; and (ii) R$ 31 million update of the inflexibility and unavailability provisions, motivated by the shutdown of the Candiota plant, expected return in November 2020 and the PLD expectation. The estimated reimbursement for unavailability and inflexibility based on price expectations for the period in which the plant would remain paralyzed was provisioned, in the amount of R$ 105 million in Operating Provisions and, monthly, this provision is partially reversed and posted as a reduction account of supply revenue according to the realization, as reimbursement due. At the same time, the provision is updated according to the PLD variation.

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SHAREHOLDINGS

TABLE 10: SHAREHOLDINGS

Shareholdings	3Q20	3Q19%
Shareholdings	381	417	-9%

Variation

Shareholdings

•	The main highlights were: (i) improvement in the equity result of associates, with an amount of R$ 408 million in 3Q20 compared to R$ 233 million in 3Q19, with Lajeado Energia R$ 81 million and CTEEP R$ 35 million[1]; (ii) improvement in the equivalence results of R $ 34 million at SPE Energia Sustentável do Brasil S.A. (Jirau) and R$ 32 million at SPE Madeira Energia; (iii) negative variation in the R$ 270 million equivalence result of Norte Energia, impacted by a) Increase in transmission, connection and distribution charges; (b) Increase in the depreciation account; (c) Increase in the negative result of the Financial Result account due to the end of the financing grace period.

FINANCIAL RESULT

TABLE 11: FINANCIAL INCOME AND EXPENSES

Financial Result	3Q20	3Q19%
Financial Income	1,461	2,112	-31%
Interest, commission and fee income	238	261	-9%
Income from financial investments	137	310	-56%
Additional moratorium on electricity	95	32	197%
Active monetary updates	0	-12	-100%
Exchange rate variations	865	1,157	-25%
Fair value adjustment	0	150	-100%
Derivative gains	56	0	-
Other Financial Income	69	213	-68%
Financial expenses	-2,448	-2,972	-18%
Debt charges	-587	-853	-31%
Leasing charges	-91	-85	8%
Charges on shareholder resources	66	-92	-172%
Passive monetary updates	-191	-59	223%
Passive exchange variations	-1,086	-1,153	-6%
Fair value adjustment	-364	-319	14%
Derivative losses	107	-42	-356%
Other financial expenses	-301	-370	-19%
Financial Result	-987	-861	15%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors [2]	-80	-70	14%
(-) updating of unconverted Compulsory credits	206	0	-
(-) Monetary update. emp. compulsory	155	186	-17%
Recurring Financial Result	-706	-745	-5%

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

1We inform that the result of Lajeado Energia, in the amount of R$ 81 million in 3Q20, refers to the accumulated result of equity interest of R $ 46 million in 3Q20 and R $ 35 million in 1Q and 2Q20, since the Company it did not receive a report from said company in time for the publication of its financial information for 1Q20 and 2Q20, which is why the accumulated in 3Q20 was adjusted.

2Considering that the privatization of the distributors was completed in April 2019, and these operations are no longer part of Eletrobras' core business, the company treated the material effects of financial income, expenses, PL reversals and prospective allowance for loan losses provisions as non-recurring. loans contracted with them before or as a result of the privatization process, although revenues and possible provisions arising from loans

Financial Result:

In 3Q20, the financial result decreased, from a negative result of R$ 861 million in 3Q19 to a negative result of R$ 987 million in 3Q20. The main variations were in the accounts of:

•	Adjustment to fair value of RBSE revenue, in the negative net amount of R$ 169 million in 3Q19, and R$ 364 million in 3Q20. The variation is mainly due to: (i) difference in the discount rate, between the periods compared, between the measurement at amortized cost (operating result) and the fair value mark in which it considers the taxes and charges on this component, in addition to the adoption from 4Q19 of the discount rate similar to the regulatory Wacc; (ii) Change in the regulatory wacc that went from 6.64% to 6.96%. In 2019, there was a variation of NTN-B from 4.6% in December 2018 to 2.60% in September 2019, generating a gain in 3Q19, whereas in 3Q19 NTN-B was the discount rate used.

•	Exchange Variation: the net result of the active and passive exchange variation accounts went from a positive result of R$ 4 million in 3Q19 to a negative result of R$ 221 million in 3Q20, due to exchange rate fluctuation in the period and the currency exposure of Company, according to table 12 of this report.

•	Non-recurring retroactive monetary restatement of the Compulsory Loan Credits, in the amount of R$ 206 million, due to the review of the legal understanding, as explained in note 22.

•	Partially offset by the 31% reduction in debt charges (R$ 266 million) in financial expenses, due to the reduction in indebtedness and the reduction of reference rates and indexes.

•	Derivative gains and losses went from a net expense of R$ 42 million in 3Q19 to a net revenue of R$ 164 million in 3Q20, with emphasis on the subsidiary Eletronorte (+ R$ 206 million) due to asset pricing as provided for in an energy sale contract signed with Albras, which is mainly linked to the LME (aluminum) and dollar quotation.

I.2 EBITDA CONSOLIDATED

TABLE 12: EBITDA DETAIL

EBITDA	9M20	9M19	(%)	3Q20	3Q19	(%)
Net Profit (Loss) for the Year	5,000	7,624	-34%	96	716	-87%
Net Tax Losses from Discontinued Operation	0	5,037	-100%	0	0	-!
Result of the Exercise	5,000	2,587	93%	96	716	-87%
+ Provision for Income Tax and Social Contribution	2,321	2,383	-3%	407	750	-46%
+ Financial Result	3,827	771	396%	987	861	15%
+ Amortization and Depreciation	1,399	1,312	7%	468	439	6%
= EBITDA	12,547	7,053	78%	1,957	2,766	-29%
ADJUSTMENTS NON-RECURRING EVENTS
Transmission Tariff Review (RBNI)	-819	0	-	-819	0	-
RBSE retroactive	-5,522	0	-		0	-
Interruption Angra I and II	269	0	-	269	0	-
Other Income and Expenses	-25	-237	-89%	0	-71	-100%
Retroactive: Procel / Gains from the sale of SPEs	0	-92	-100%	0	0	-
Retroactive: Nuclear CUSD	0	18	-100%	0	6	-100%
PDC	-23	157	-115%	-15	-10	51%
Holding staff + retroactive Amazonas GT	0	0	-	12	21	-100%
Furnas Outsourced - Services account	95	0	-	68	0	-
Research / SAP / ERP implementation consultancies	0	107	-100%	0	0	-
Inepar + Camargo Correa + CIEN + CAL CGTEE	146	193	-24%	9	153	-94%
Contingencies	941	1,039	-9%	1,019	417	144%
Onerous Contracts	172	-343	-150%	172	-1	-22411%
PCLD Credit loss estimate (CPC 48)	201	-272	-174%	94	-433	-122%
Provision / (reversal) for investment losses	112	-48	-334%	-9	15	-159%
Adjustment portion RAP	224	0	-	0	0	-
Impairment of long-term assets	-63	0	-	-43	0	-
Provision for Implantation of Shares - Compulsory Loan	353	0	-	353	0	-
Expiry of the concession	0	362	-100%	0	-25	-100%
Provision Incentive Indemnification Outsourced	0	354	-100%	0	354	-100%
ANEEL provision – CCC	18	1,676	-99%	27	690	-96%
Inflexibility Usina Candiota III	173	0	-	107	0	-
= EBITDA RECURRENT[3]	8,798	9,968	-12%	3,202	3,882	-18%

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Note: As of 2019, the Company started to consider, in its recurring EBITDA, the RBSE revenue from concessions extended under Law 12,783 / 2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. The Ebitda of Recurring 9M20 considers this RBSE revenue adjustment to compare recurring EBITDA for 9M19, for comparative purposes, and also the mandatory effects of IFRS 9 and 15 as explained in 4 of our financial statements. In addition, considering the privatization of the distributors was completed in April 2019, and these operations are no longer part of its core business, the company treated the relevant effects of financial income, expenses, PL reversals and allowances for loan losses as non-recurring. prospective (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting result until its complete exhaustion. However, they were treated as recurring outstanding allowances for outstanding debt of distributors, as well as debts related to energy supply. These recurring adjustments related to the distributors, adjusted the recurring EBITDA in 3Q20 by R $ 39 million.

3 The adjustments made to the recurring Ebitda refer to non-recurring events or events that are expected to be dealt with under the PDNG 2020-2024. However, there are risks and uncertainties related to the Company's business, such as, but not limited to, general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and the value of the Real, changes in volumes and pattern of use of electricity by the consumer, competitive conditions, payments related to our receivables, changes in the levels of rain and water in the reservoirs used to operate our hydroelectric dams, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with the Securities and Exchange Commission and the Securities and Exchange Commission of the United States of America, which may change these estimates and expectations of Management. Thus, the future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein.

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TABLE 13: 3Q19 EBITDA CONCILIATION:

EBITDA	3Q19 Resubmitted	3Q19 Reported
Net Profit (Loss) for the Year	716	716
Net Loss of Taxes from Discontinued Operation	0	0
Result of the Exercise	716	716
+ Provision for Income Tax and Social Contribution	750	750
+ Financial Result	861	861
+ Amortization and Depreciation	439	439
= EBITDA	2,766	2,766
ADJUSTMENTS NON-RECURRING EVENTS

Other Income and Expenses	-54	-71
Retroactive: Procel / CUSD Nuclear	6	6
(-) PAE/PDC	-10	-10
CAL CGTEE / Tractebel Compensation / EUST Livramento	237	174
Contingencies	417	417
PCLD RGR	-433	-433
Onerous Contracts	-1	-1
Provision / (reversal) for investment losses	15	15
Expiry of the concession	-25	-25
Provision Incentive Indemnification Outsourced	354	354
ANEEL provision - CCC	690	690
= RECURRING EBITDA	3,962	3,882

RECURRING CASH GENERATION WITH REGULATORY RAP ADJUSTMENT TRANSMISSION

	3Q20	3Q19
1. Recurring EBITDA	3,202	3,882

2. (-) Total Corporate Income from Transmission	3,574	2,570
O&M revenue	1,371	1,158
Construction Revenue	928	172
Finance - Return on Investment - RBSE	1,073	1,062
Contractual Transmission Revenue	202	177

3. (+) Total Revenue of Allowed Annual Revenue	4,115	3,081
Revenue of RAP and indemnities	2,744	1,923
O&M Revenue	1,371	1,158

4 = 1 - 2 + 3: Approximate Cash Generation	3,743	4,393

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I.3       CONSOLIDATED RESULT BY SEGMENT OF CONTINUED OPERATIONS:

TablE 14: FINANCIAL STATEMENT BY SEGMENT - R$ THOUSAND

3Q20
FinacialStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	87	4,413	3,168	-237	7,431
Operating Costs	0	-1,820	-244	232	-1,831
Operating Expenses	-3,484	-562	245	4	-3,796
Operating Income Before Financial Result	-3,397	2,031	3,170	0	1,804
Financial Result					-987
Result of Shareholdings					381
Other income and expenses					-464
Income tax and social contribution					-638
Net income (loss) for the period					96

3Q19
FinacialStatement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	74	5,222	2,300	-276	7,320
Operating Costs	-3	-1,880	-259	274	-1,868
Operating Expenses	-831	-1,709	-1,076	2	-3,614
Operating Income Before Financial Result	-760	1,633	965	0	1,839
Financial Result					-861
Result of Shareholdings					417
Other income and expenses					71
Income tax and social contribution					-750
Net income (loss) for the period					716

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I.3.1. INDEBTEDNESS AND RECEIVABLES

TABLE 15: GROSS DEBT AND NET DEBT

09/30/2020
Gross Debt - R$ million	50,156
(-) Transfer RGR to CCEE[1]	1,039
Recurring Gross Debt	49,117
(-) (Cash and cash equivalents + marketable securities)	12,173
(-) Financing Receivable	13,153
(+) RGR to receive RGR transfer to CCEE	1,039
(-) Net balance of Itaipu Financial Assets[2]	1,675
Net debt	23,155

1 See Notes 8 and 19 (third party debts, Eletrobras being a mere manager).

2 See Explanatory Note 15b of the Financial Statements.

TABLE 16: DEBT MATURITY SCHEDULE, EXCLUDING RGR DUE TO THIRD PARTIES (FOR WHICH ELETROBRAS IS A MERGE MANAGER) AND INCLUDING HOLDING AND SUBSIDIARIES 'DEBENTURES:

For more information, see note 19 of ITR 3Q20.

Gross Debt without RGR from third parties

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Parent Company

	2020	2021	2022	2023	2024	2025	After 2025	Total (R$ million)
Amortization with Debentures and RGR	2,378	7,373	4,156	2,346	4,161	3,265	7,261	30,941
(-) RGR CCEE	204	137	29	18	6	3	642	1,039
Consolidated Annual Amortization (With debentures)	2,174	7,236	4,127	2,328	4,155	3,262	6,619	29,901

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TablE 17: EXCHANGE EXPOSURE

Liabities*	US$ million	%
Bonus 2021 - Eletrobras	641,172	29%
Bonus 2025 - Eletrobras	497,294	22%
Bonus 2030 - Eletrobras	738,683	33%
Others	358,688	16%
TOTAL	2,235,837	100%

Asset	US$ million	%
Itaipu Loans Receivables	972,642	74%
Itaipu Financial Asset	347,399	26%
TOTAL	1,320,041	100%

	2020	2021	2022	2023	2024	2025	AFTER 2025	TOTAL
ASSET (US$ milLION)	214,63	851,88	222,16	31,37	0,00	0,00	0,00	1,320.41
LIABITIES (US$ milLION)	63,24	706,28	45,85	46,30	19,75	513,80	840,62	2,235.84
EXCHANGE EXPOSURE	151,39	145,60	176,31	-14,94	-19,75	-513,80	-840,62	-915.80

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that could materialize in the coming months in the company's operations.

* The balance of Bonuses 2030 and 2025 has an accounting effect on the deferral of expenses with repurchase of the 2021 bonus due to the operation carried out in February.

There is a relevant passive foreign exchange exposure in the cash flow only after 2025. About 84% of the debt in foreign currency with settlement in bullets, concentrated in 3 maturities, in 2021, 2025 and 2030. Receivables in dollars in the short term higher than liabilities: mitigate the impact of currency devaluation on cash flow.

Ratings

TabLE 18: Ratings

Agency	National Classification / Perspective	Last Report
Moody’s BCA	“B1”: / Positiva	09/16/2020
Moody’s Senior Unsecured Debt	“Ba3”: / Positiva	09/16/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negativa	06/10/2020
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negativa	06/10/2020
S&P LT Local Currency	brAAA/Estável	07/22/2020
S&P Issuer Credit Rating	BB-/Estável	07/22/2020

*CreditWatch

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FINANCING AND LOANS GRANTED (RECEIVABLE)

TABLE 19: RECEIVABLE

R$ Thousand

	Tx. Average		CONSOLIDATED
	09/30/2020	12/31/2019	09/30/2020	12/31/2019
Itaipu	6.97	7.04	5,486,381	5,843,724
CEAL	4.38	7.28	1,502,769	1,564,724
Eletropaulo	2.78	6.96	1,000,819	1,314,107
Amazonas D	4.46	7.38	4,018,061	3,949,748
CEPISA	3.07	5.42	611,959	746,427
Boa Vista	3.06	5.49	150,867	160,309
CELPA	5.97	5.93	6,363	6,236
Equatorial Maranhão D	0.00	0.25	88,324	92,986
RGR Transfer	5.00	5.00	1,039,489	1,101,161
Others	-	-	201,719	130,037
(-) PECLD	-	-	(888,960)	(632,643)
Total			13,217,791	14,276,816

The graphs and table below exclude charges, allowance for loan losses and financial assets of Itaipu.

Total Consolidated Loans and Financing Receivables: R$ 12.7 billion

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Loans and financing receivable Parent company without RGR

R$ Million

Projection Receivables*	2021	2022	2023	2024	2025	after 2025	TOTAL
Parent Company without RGR	1,335	6,582	3,073	2,717	1,987	1,416	19,370

TABLE 20: CCC CREDITS ASSIGNED BY PRIVATIZED DISTRIBUTORS

In the privatization process of the distributors, CCC credits were assigned, which are still being analyzed and supervised by Aneel. These credits are activated in the Company's Financial Statements, of 09/30/2020, in two accounts, which are the Right to Reimbursement and Financing Receivable, according to Notes 8 and 11 of 3Q20, and detailed below:

NOTE EXPLANATORY 11 - RIGHT TO REIMBURSEMENT

Registered Net Assets

R$ thousand

R$ mil	Amazonas	Ceron	Eletroacre	Boa Vista	Total
NT Aneel + Claims under analysis Aneel + "inefficiency	1,991,016	2,749,398	257,013	172,127	5,169,553
Current Rights		223,543	58,693	26,355	308,592
Total (a)	1,991,016	2,972,942	315,706	198,482	5,478,145

* The balance of R$ 1,991 million from Amazonas consists of a return obligation to CCC in the order of R$ 457.6 million referring to the final inspection result of the first and second period carried out by Aneel, and a credit receivable from the Treasury National economic and energy inefficiency of R$ 2.45 billion. The credit for economic and energy inefficiency is updated by Selic. The amount to be returned to CCC must be discounted from the credit receivable from CCC in relation to the amounts assigned from the other distributors.

EXPLANATORY NOTE 8 - LOAN AND FINANCING

R$ Thousand

R$ Thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Conversion into Loans (1)	442,366				442,366

(1)	The R$ 442 million credit in the table above was also a CCC credit, granted by Amazonas to Eletrobras, however, as it is current, and not part of the inspection period mentioned above, and already paid by CCC to Amazonas Distribuidora., then it was converted into debt of the distributor with Eletrobras.

Total Credits Granted (Note 8 + Note 11)

R$ thousand

R$ Thousand	Amazonas	Ceron	Eletroacre	Boa Vista	Total
Credit assigned Net (1)	2,433,382	2,972,942	315,706	198,482	5,920,511

(1)	(1) Credits updated until 09/30/2020, by the IPCA, based on the credit generating event, with the exception of the portion of economic-energy inefficiency (R $ 2.49 billion) assigned by Amazonas Energia and Boa Vista Energia, which are updated by SELIC.

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The National Electric Energy Agency - Aneel recognized, by decision of its collegiate board of directors, on March 10, 2020, (i) the right to receive credits from the Ceron Fuel Consumption Account, in the amount of R $ 1,904 million (a July 2019 prices), referring to the inspection of benefits due in the period from July 30, 2009 to June 30, 2016, considered as the first period of the inspection process (“First Inspection Period”), credits assigned to Eletrobras at the time privatization of said distributor; and (ii) the right to receive credits from the Fuel Consumption Account - CCC to Companhia de Eletricidade do Acre (“Eletroacre”), in the amount of R $ 192 million (at July 2019 prices), related to the inspection of benefits due from 30 July 2009 to 30 June 2016, credits also assigned to Eletrobras on the occasion of the privatization of said distributor.

Aneel's Board of Directors also approved, on March 10, 2020, the obligation to return R$ 2,061 million (at March 2019 prices), referring to the CCC's monthly inspection and reprocessing process paid to Amazonas Distribuidora de Energia SA ( “Amazonas Energia”), from July 2016 to April 2017, referring to the Second Inspection Period. With this decision, Amazonas Energia had completed its entire inspection process, since Aneel's Board of Directors had already decided, on March 19, 2019, the result of the First Inspection Period for CCC reimbursements to Amazonas Energia, with the company having the right to receive a credit of approximately R$ 1,592 million (at September 2018 prices), to be offset against credits to be returned. The net balance of Law credits assigned by Amazonas Energia, positive by R $ 1.99 billion, refers to the revenue of disallowances from CCC arising from the criteria of economic and energy efficiency, a right recognized by Law 13,299 / 2016, in the historical amount of R$ 1,358 million to be paid by the National Treasury. Eletrobras updated these values by the Selic until 09/30/2020.

Aneel has not yet completed the inspection processes for CCC reimbursements for the first and second periods of Boa Vista Energia, also assigned to Eletrobras and recorded in the Financial Statements, as well as the second inspection period for Ceron and Eletroacre. Only after the completion of all the aforementioned inspection processes, and the approval of the results, will the total net value of the credits be included in the annual budget of the sectorial fund CDE for payment to Eletrobras.

During 2020, the only movement in the inspection processes was the disclosure by Aneel, dated April 6, 2020, of a new technical note (NT nº 49/2020 – SFF-SFG-SRG / ANEEL) referring to the first inspection period of Boa Vista. The previous NT was from April 2018. In this new NT issued, in addition to updating the base date of the information for February 2020, the agency accepted Eletrobras' request on the withdrawal of the return of amounts received by the distributor regarding the initial tanking, which according to Order No. 2,793 / 2015, the amount must be returned in the last month of operation of the Monte Cristo and Novo Paraíso TPPs, the day before the connection to the SIN. As the State of Roraima has not yet been linked, Aneel accepted the request to withdraw the return of funds from the distributor to the CCC account during the inspection period. As the agency accepted exactly the amount of Eletrobras' claim, considered as a probable claim by Aneel, there was no change in the recorded amount of credits assumed by Boa Vista in this quarter, only monetary updating of credits by IPCA and Selic (credits of “ inefficiency"). Thus, due to the information contained in Aneel's NT 49/2020, Eletrobras would have credits receivable from CCC assigned by Boa Vista, in the amount of R$ 104 million (at Feb / 20 value), referring to the first inspection period of this distributor .

Accordingly, all changes in the 3Q20 of CCC / CDE credits assigned to Eletrobras and recorded in the Right to Reimbursement were due to the monetary adjustment of the credits by IPCA and SELIC, with no new impacts.

TABLE 21: RECEIVABLE RBSE TRANSMISSION

On June 30, 2020, the National Electric Energy Agency - ANEEL approved the tariff review of the transmission concessions extended under the terms of Law 12,783 / 2013. Consequently, it approved the new Annual Allowed Revenue (“RAP”) of these concessions for the 2020-2021 tariff cycle, which brought the following summarized changes, with an impact in relation to the cash flow projection of RBSE receivables:

• Retrospective change to the wacc for the years 2018 and 2019;

• Change in the asset base incorporating the write-offs occurred in the 2013-2018 cycle and the readjustment of the new replacement value of the assets associated with RBSE;

• Incorporation of the payment of the controversial installment "Ke" that had been under judgment since 2017;

• 3 years' redistribution of the differences between the amount effectively received between 2018 and 2019 and the portions now revised via the adjustment portion updated by IPCA.

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RBSE: FINANCIAL FLOW

The flow of estimated future revenue from RBSE, considering the Company's premises, are as follows

										R$ million
FURNAS	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	1,108	4,517	4,517	3,955	3,393	2,223	1,052	1,052	526	22,344
Economic portion	399	1,626	1,626	1,339	1,052	1,052	1,052	1,052	526	9,725
Financial Portion	574	2,341	2,341	2,341	2,341	1,170	0	0	0	11,106
Adjustment Portion	135	551	551	275	0	0	0	0	0	1,512
RBSE TOTAL FURNAS	22,344

CGT ELETROSUL	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	136	605	605	491	377	218	59	59	30	2,579
Economic portion	37	165	165	112	59	59	59	59	30	745
Financial Portion	71	318	318	318	318	159	0	0	0	1,500
Adjustment Portion	28	123	123	61	0	0	0	0	0	334
RBSE TOTAL ELETROSUL	2,579

CHESF	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	740	2,919	2,919	2,187	1,456	728	0	0	0	10,948
Economic portion	251	989	989	495	0	0	0	0	0	2,725
Financial Portion	369	1,456	1,456	1,456	1,456	728	0	0	0	6,921
Adjustment Portion	120	473	473	237	0	0	0	0	0	1,303
RBSE TOTAL CHESF	10,948

ELETRONORTE	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	314	1,397	1,397	1,148	899	560	221	221	110	6,267
Economic portion	115	514	0	0	0	0	0	0	0	630
Financial Portion	152	679	514	367	221	221	221	221	110	2,705
Adjustment Portion	46	204	679	679	679	339	0	0	0	2,626
RBSE TOTAL ELETRONORTE	6,267

TOTAL	2020	2021	2022	2023	2024	2025	2026	2027	2028	TOTAL
RBSE TOTAL	2,297	9,438	9,438	7,782	6,125	3,728	1,332	1,332	666	42,139
Economic portion	802	3,295	3,295	2,313	1,332	1,332	1,332	1,332	666	15,698
Financial Portion	1,167	4,793	4,793	4,793	4,793	2,396	0	0	0	22,735
Adjustment Portion	328	1,351	1,351	675	0	0	0	0	0	3,705
RBSE TOTAL	42,139

9m20 RBSE REVENUE

					R$ Million
R$ million	Furnas	Chesf	Eletronorte	Eletrosul	Total
1Q20	840	503	260	91	1,694
2Q20	784	507	260	91	1,642
3Q20	1,151	720	385	167	2,422
Total	2,775	1,729	906	348	5,758

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I.4. INVESTIMENT

TABLE 22: INVESTMENTS BY SEGMENT – R$ Million

Investiment (Corporate + Partnerships)	Invested 1Q20	Invested 2Q20	Invested 3Q20	Realized 2020	Budged PDNG 3Q20	PDNG Until Set	PDNG 2020%
			(c)	(d)=(a+b+c)	(f)	(d)	(e)	(f) = (c/d)

Corporate Generation	89	155	334	579	544	1,627	2,193	26%
Implantation	45	94	245	384	304	1,053	1,371	28%
Angra 3	31	27	149	207	263	526	1,052	20%
Santa Cruz	9	58	85	152	20	186	230	66%
Casa Nova	4	4	5	13	10	31	41	31%
Outros	1	5	6	11	11	310	48	24%
Maintenance	45	61	89	195	240	574	822	24%
Eletronorte	1	2	2	6	23	26	27	22%
Chesf	8	14	14	36	44	104	150	24%
Furnas	8	7	3	18	14	30	104	17%
Eletronuclear	20	33	66	120	115	344	459	26%
CGT Eletrosul	7	3	2	13	35	55	63	21%
Amazonas GT	0	2	1	3	9	15	20	14%
Corporate Transmission	148	169	281	598	383	1,149	1,876	32%
Enlargement	31	48	63	141	61	254	301	47%
Eletronorte	-	-	1	1	0	1	1	103%
Chesf	11	23	36	70	26	150	157	45%
Furnas	0	1	3	4	-	-	6	63%
CGT Eletrosul	19	24	23	67	35	103	137	49%
Reinforcements and Improvements	58	55	141	254	189	593	918	28%
Eletronorte	1	12	26	39	22	70	123	32%
Chesf	26	21	28	75	104	329	419	18%
Furnas	26	19	74	119	52	168	337	35%
CGT Eletrosul	4	3	14	21	11	27	39	54%
AMGT	-	-	-	-	-	-	-	0%
Maintenance	60	65	78	203	133	302	657	31%
Eletronorte	3	13	14	30	12	58	68	44%
Chesf	42	36	39	117	79	161	255	46%
Furnas	15	16	24	55	40	77	328	17%
CGT Eletrosul	0	0	0	1	2	5	6	10%
AMGT	-	-	-	-	-	-	-
Infrastructure and Others *	37	36	48	121	97	253	408	30%
SPES	53	20	18	91	63	575	809	11%
Generation	28	20	17	65	53	498	676	10%
Transmission	25	-	0	26	10	77	133	19%
Total	328	380	681	1,389	1,087	3,603	5,286	26%

Environmental Quality, Infrastructure

(1) Others: Research, Infrastructure, Environmental Quality

(2) For more details on investments, by subsidiary or project, see annex 3 to this Investor Information.

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In 3Q20, R$ 681 million was invested out of the R$ 1,087 million budgeted for the quarter.

In generation, the total investment was R$ 351 million, of which R$ 334 million related to corporate ventures. The main highlights of investments were: Angra 3 R$ 149 million, Angra 1 and 2 R$ 66.5 million, UTE Santa Cruz R$ 85 million SPE Chapada do Piauí R $ 17 million.

In transmission, total investments were R $ 281 million in corporate ventures, with no investments in SPES in this quarter. The main investment highlights were:

Chesf R$ 103 million, Furnas R $ 100 million, CGT Eletrosul R$ 37 million, Eletronorte R$ 41 million.

In 3Q20, there was investment frustration of R$ 407 million. In generation, the non-realization of corporate investments was (R$ 210 million) with emphasis on: -R$ 85 million from Angra 3 due to the waiting for supplementation of legal budget, -R$ 48 million from Angra 1 and 2, mainly due plant shutdowns for a longer period than scheduled.

In transmission, non-investments were (R$ 102 million), notably -R$ 39 million for delays in bidding due to the increase in equipment prices (exchange variation and market uncertainties) and suppliers, -R$ 16 million for cost optimization, -R$ 16 million for non-authorizations by Aneel, -R$ 10 million for impacts of COVID-19 and -R$ 10 million for cancellation of lower priority maintenance projects.

In SPES, the total frustration was (R$ 45 million) and R$ 42 million ESBR Jirau was not realized due to Standstill COVID and better performance, with the investment avoided as a positive consequence.

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I.5. COMMERCIALIZATION

I.5.1. ENERGY SOLD IN 3Q20 – GENERATORS – TWh

In terms of the evolution of the energy market, Eletrobras Companies, in 3Q20, sold 52.1 TWh of energy, against 53.4 TWh traded in the same period last year, which represents a decrease of 2.5%. These volumes include the energy sold from the plants under the quota regime, renewed by Law 12,783/2013, as well as by the plants under the exploration regime (ACL and ACR). (average price values changed, I don't know if it appears in te revision mark.

Sales: includes projects under Law 13,182/15.

In the average price of the ACR, Amazonas-GT is not considered, due to its particularities (PIEs and availability contract). If considered, it would be 307 R$/MWh.

I.5.2. ENERGETIC BALANCE

Table 23: Energetic Balance

Energetic Balance (MWmed)	2020	2021	2022	2023	2024

Ballast	9.160	9.062	9.062	8.974	6.916
Own resources	8.083	8.083	8.083	6.135
Energy Purchase	979	979	891	782
Sales	8.591	5.704	5.107	4.670	4.208
ACL - Bilateral Contracts + MCP performed	3.597	3.001	2.569	2.108
ACR - Except quotas	2.107	2.107	2.101	2.101
Average Selling Price R$ / MWh	214,90	218,94	223,34	229,31
Average Purchase Price R$ / MWh	227,51	227,51	232,78	233,79
Balance (Ballast - Sales)	570	3.358	3.954	4.304	2.708
Uncontracted Energy *	6%	37%	44%	48%	39%
* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to the GSF estimate for the period. The percentage of uncontracted energy is different from that presented in the conference call, as it includes GSF and excludes quotas.
Physical Guarantee Quotas and Nuclear Energy Quotas are not included.
Physical Guarantee Quotas for Hydroelectric Plants	7,451	7,451	7,451	7,451	9,399
Nuclear Energy Quotas	1,573	1,573	1,573	1,573	1,573

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

Contracts concluded until 09/30/2020. It considers the end of the contracts of UHEs Mascarenhas de Moraes, in Jan / 2024, and UHE Tucuruí, in Aug / 2024, and from the respective dates, both started to be considered in the Physical Guarantee Quota regime.

The Average Sales Prices do not include undertakings under the terms of Physical Guarantee Quotas and Nuclear Energy Quotas.

II |	Parent Company Result Analysis

In 3Q20, the Parent Company presented a net profit of R$ 85 million, a reduction of 87% compared to the net profit of R$ 651 million in 3Q19. This 3Q20 result was decisively influenced by: (i) Shareholdings results, of R$ 1,512 million, influenced mainly by the result of subsidiaries; partially offset by: (ii) Provisions for actions to be implemented, related to the compulsory loan , in the amount of R$ 353 million, according to note 22; (iii) negative effect on provisions for legal contingencies, in the amount of R$ 412 million in 3Q20, resulting from the provisions related to the compulsory loan lawsuits in the amount of R$ 377 million, due to the risk reclassification of a specific R$ 220 million; (IV) negative effect of the Allowance for Loan Losses - Financing and Loans, in the amount of R$ 94 million in 3Q20, in relation to the financing debt of the Amazonas Energia; (V) Non-recurring retroactive monetary restatement of unconverted Compulsory Loan Credits, in the amount of R$ 206 million, due to the review of the legal understanding, as per note 22; (vi) worsening of the financial result influenced by the fluctuation of the exchange rate and the fall in the indexes in the period.

EVOLUTION OF RESULT - R$ MILLION

3Q20

3Q19

Note: The analysis of the results of each subsidiary can be found in the attachment II of Marketletter.

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II.1	SHAREHOLDERS 'EQUITY

In 3Q20, the result of Equity Holdings had a positive impact on the Company's result by R$ 1,512 million, mainly due to the Equity in Investments in subsidiaries, while in 3Q19, the result was R$ 1,444 million. Highlight for improvement in the results of Furnas (+ R$ 517 million), partially offset by the lower result in Chesf (-R$ 220 million) and Eletronuclear (-R$ 187 million).

II.2	PARENT COMPANY OPERATING PROVISIONS

In 3Q20, Operating Provisions had a negative impact on the Parent Company's result by R$ 921 million, compared to the R$ 546 million provision in 3Q19. This variation is mainly explained by (i) the negative effect on provisions for legal contingencies, in the amount of R$ 412 million in 3Q20, with compulsory loan lawsuits in the amount of R$ 377 million and R$ 269 million in 3Q19, (ii) Provisions for actions to be implemented, related to the compulsory loan, in the amount of R$ 353 million, according to note 22.

TABLE 24: OPERATING PROVISIONS (R$ MILLION)

Operating Provisions	Parent Company
	3Q20	3Q19 (Resubmitted)
Guarantees	-3	-19
Contingencies	412	207
PCLD - Consumers and Resellers	-	-
PCLD - Financing and Loans	99	-426
Overdraft liabilities in subsidiaries	-	78
Onerous Contracts	-	-
Investment Losses	18	15
RAP Adjustment Losses	-	-
Provision for losses on investments classified as held for sale	-	-
Impairment	-	-
Provision for Implantation of Shares - Compulsory Loan	353	-
ANEEL Provision - CCC	27	690
TFRH	-	-
GAG Improvement	-	-
Others	15	2
	921	546

Table 25: CHANGE PROVISION FOR LIABILITIES UNDERCOVERED

MUTATION PROVISION FOR DISCOVERED LIABILITIES - PARENT COMPANY	Balance on 12/31/2019	Other Comprehensive Results	Equity	Reduction	Balance on 09/30/2020
Amazonas GT	119	0	-141	22	0
TOTAL PROVISION FOR DISCOVERED LIABILITIES	119	0	-141	22	0

* The shares of subsidiary Amazonas GT were 100% transferred to subsidiary Eletronorte.

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II.3	FINANCIAL RESULT OF PARENT COMPANY

In 3Q20, the Financial Result had a negative impact on the Parent Company's result by R$ 311 million in relation to the positive result of R$ 62 million in 3Q19, mainly influenced by (i) Non-recurring retroactive Monetary Update on Unconverted Compulsory Loan Credits , in the amount of R$ 206 million, due to the review of the legal understanding, according to note 22; (ii) monetary restatement of the compulsory loan contingency of R$ 155 million in 3Q20 and R$ 186 million in 3Q19, mainly due to the variation in the Selic rate; (iii) exchange rate fluctuation in the period, given the passive exchange exposure. The result of the net foreign exchange variation went from a positive result of R $ 149 million in 3Q19 to a negative result of R$ 107 million in 3Q20; (iv) Interest, commission and fee income increased from R$ 563 million in 3Q19 to R$ 332 million in 3Q20; (v) Income from financial investments went from R$ 222 million in 3Q19 to R$ 89 million in 3Q20. This drop was partially offset by the reduction in debt charges, which went from a negative result of R$ 562 million in 3Q19 to a negative result of R$ 283 million in 3Q20.

TABLE 26: FINANCIAL RESULT (R$ MILLION)

FINANCIAL RESULT	3Q20	3Q19
Financial income
Interest, commission and fee income	332	563
Income from financial investments	89	222
Additional moratorium on electricity	0	2
Monetary updates	-105	-51
Exchange variations	-107	149
Other financial income	28	8

Financial expenses
Debt charges	-283	-562
Leasing charges	-1	-2
Charges on shareholder resources	0	-62
Other financial expenses	-262	-207
	-311	62

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

III. General Information

Position on 09/30/2020.

SHARE CAPITAL

STRUCTURAL OF CAPITAL STOCK

Eletrobras' capital stock, on September 30, 2020, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

TABLE 27: CAPITAL STRUCTURE

Acionistas	Ordinárias		Pref. Classe “A”		Pref. Classe “B”		Total
	Quantidade	%	Quantidade	%	Quantidade	%	Quantidade	%
União Federal	667,888,884	52%	0	0%	494	0%	667,889,378	43%
BNDESpar	141,757,951	11%	0	0%	18,691,102	7%	160,449,053	10%
BNDES	74,545,264	6%	0	0%	18,262,671	7%	92,807,935	6%
FND	45,621,589	4%	0	0%	0	0%	45,621,589	3%
FGHAB	1,000,000	0,1%	0	0,0%	0	0%	1,000,000	0,1%
Free Float	358,028,908	28%	146,920	100%	242,987,127	87%	601,162,955	38%
Total	1,288,842,596	100%	146,920	100%	279,941,394	100%	1,568,930,910	100%

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STOCK ANALYSIS

SHARES

TABLE 28: B3, ELET3 AND ELET6

Price and Volume	(R$) ELET3 (Common Shares)	(R$) ELET6 (Preferred Shares)	(pts.) IBOV (Índex)	(pts.) IEE (Índex)
Closing Price on 09/30/2020	30.32	31.19	94603	72017
Maximum in the quarter	38.75	39.45	105605	76524
Average in the quarter	34.82	35.76	100540	72667
Minimum in the quarter	30.17	31.19	93580	68265

Variation in 3Q20	2.0%	1.2%	-0.5%	-2,3%
Change in the last 12 months	-21.2%	-22.4%	-9.7%	0,7%
Average Daily Traded Volume 3Q20 (R$ million)	230.6	117.3	-	-

Net Income per Share in the Quarter (R$)	0.05	0.05	-	-
Book Value per Share (R$)	48.35	48.35	-	-
Price / Profit (P/E) (1)	559.76	575.82	-	-
Price / Shareholders' Equity(2)	0.63	0.65	-	-

(1) Closing price of preferred and common shares at the end of the period / Net income per share. For the calculation, the accumulated net profit of the last 12 months was considered;

(2) Closing price of preferred and common shares at the end of the period / Book Value per share at the end of the period.

EVOLUTION OF SHARES TRADED AT B3

Source: AE Broadcast
Index number 09/30/2019 = 100 and ex-dividend values.

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ADR PROGRAMS

TABLE 29: NYSE, EBRN AND EBRB

Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 09/30/2020	5.52	5.47
Maximum in the quarter	7.35	7.59
Average in the quarter	6.48	6.62
Minimum in the quarter	5.43	5.47

Variation in 3Q20	2.4%	-2.1%
Change in the last 12 months	-39.7%	-43.0%
Average Daily Trading Volume 3Q20 (US$ million)	3.666	240

EVOLUTION OF SHARES TRADED IN ADR

Source:AE Broadcast
Index number 09/30/2019 = 100

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Latibex – MADRID MARKET

TabLE 30: LATIBEX, XELTO AND XELTB

Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 09/30/2019	4.64	5.15
Maximum in the quarter	6.60	6.60
Average in the quarter	5.70	5.48
Minimum in the quarter	4.64	5.10

Variation in 3Q20	-7.2%	1.0%
Change in the last 12 months	-49.8%	-50.5%
Average Daily Traded Volume 3Q20 (thousands of Euros)	8.9	0.7

EVOLUTION OF FOREIGN CURRENCIES

Index number: 06/30/2019 = 100.
Source:Banco Central

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Nº OF EMPLOYEES

parent company

TABLE 31: EMPLOYEES FOR WORKING TIME

Working time in the company (years)	1Q20	2Q20	3Q20
Up until 5	29	26	26
6 to 10	238	229	184
11 to 15	210	222	269
16 to 20	138	138	137
21 to 25	13	13	14
More than 25	62	63	63
Total	690	691	693

OBS.: No 2T20 houve 3 desligamentos e 1 empregado cedido da Holding, redução total de 4 empregados. Por outro lado houve 1 requisição e 4 retornos de afastamento para Holding, saldo de 1 empregado a mais em comparação com o 1T20.

TABLE 32: EMPLOYEES BY FEDERATION STATE

State	1Q20	2Q20	3Q20
Rio de Janeiro	674	675	678
São Paulo	1	1	1
Brasília	15	15	14
Total	690	691	693

CONTRACTED / OUTSOURCED LABOR

TABLE 33: CONTRACTED / OUTSOURCED LABOR

3Q20
0

ROTATION INDEX (Holding)

TABLE 34: ROTATING INDEX HOLDING WITH PDC

3Q20
0.40%

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

BALANCE SHEET (r$ thousand)

Asset	Parent Company		Consolidated
	09.30.20	31.12.19	09.30.20	31.12.19
CURRENT
Cash and cash equivalents	20,772	18,202	307,297	335,307
Restricted cash	3,300,893	3,227,536	3,300,893	3,227,536
Marketable securities	6,805,834	6,787,137	11,866,153	10,426,370
Customers	279,163	468,429	5,731,934	5,281,333
Financial assets - Concessions and Itaipu	0	0	7,701,148	5,927,964
Loans and financing	6,659,957	5,120,734	4,983,236	3,473,393
Asset contractual transmission	0	0	1,354,793	1,116,009
Equity Pay	805,124	3,592,503	250,110	299,899
Taxes to recover	409,420	807,150	776,258	1,474,662
Income tax and social contribution	1,030,637	309,033	3,589,478	2,382,899
Reimbursement rights	0	0	4,200	48,458
Warehouse	337	272	513,674	471,824
Nuclear fuel stock	0	0	428,340	538,827
Derivative financial instruments	0	138	174,386	140,543
Hydrological risk	0	0	3,132	13,590
Other	2,375,667	1,444,837	2,640,831	2,016,330
	21,687,804	21,775,971	43,625,863	37,174,944

Asset held for sale	925,564	1,546,250	2,893,073	3,543,519
	22,613,368	23,322,221	46,518,936	40,718,463

NON CURRENT
LONG-TERM
Reimbursement rights	5,478,145	5,382,834	5,478,145	5,415,547
Loans and financing	14,025,582	18,282,460	8,169,264	10,803,423
Customers	0	0	202,498	285,351
Marketable securities	335,514	374,601	335,863	407,071
Nuclear fuel stock	0	0	1,121,470	840,550
Taxes to recover	0	0	431,902	420,370
Current Income Tax and Social Contribution	0	0	234,036	463,451
Deferred income and social contribution taxes	4,460,711	4,168,575	7,357,616	6,891,416
Escrow deposits	0	0	14,400,363	13,744,276
Fuel Consumption Account - CCC	1,974,901	1,905,607	30,326,360	31,633,512
Financial assets - Concessions and Itaipu	0	0	179,205	151,315
Derivative financial instruments	1,438,959	774,468	1,540	181,257
Advances for future capital increase	0	0	156,275	179,879
Hydrological risk	1,818,586	1,222,393	1,818,586	1,222,393
Other	1,228,462	1,350,913	1,846,623	1,024,607
	30,760,860	33,461,851	72,059,746	73,664,418
INVESTMENTS	79,002,113	75,637,776	29,727,161	29,112,919
Fixed assets net	246,936	255,947	32,633,789	33,315,874
INTANGIBLE	33,700	19,518	643,309	655,041
TOTAL NON-CURRENT ASSETS	110,043,609	109,375,092	135,064,005	136,748,252
TOTAL ASSETS	132,656,977	132,697,313	181,582,941	177,466,715

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(r$ Thousand)

Liabilities and Equity	Parent Company		Consolidated
	09.30.20	31.12.19	09.30.20	31.12.19
CURRENT
Loans and financing	5,266,586	5,759,164	8,711,118	7,636,633
Debentures	66,751	33,159	105,449	78,527
Compulsory loan	62,269	15,156	62,269	15,156
Suppliers	486,551	494,133	2,579,083	3,095,469
Advances from customers	949,466	614,171	1,023,541	683,602
Taxes payable	224,674	201,516	1,478,887	1,575,658
Income tax and social contribution	0	0	2,890,557	2,532,732
Onerous contracts	0	0	40,196	3,913
Remuneration to shareholders	27,163	2,559,429	29,666	2,575,216
Financial liabilities - Concessions and Itaipu	1,287,405	703,114	0	0
Estimated liabilities	173,981	147,106	1,513,135	1,331,257
Reimbursement Obligations	1,912,817	1,796,753	1,912,817	1,796,753
Post-employment benefits	5,432	14,875	182,264	161,773
Provisions for contingencies	1,237,553	1,014,585	1,237,553	1,031,488
Regulatory charges	0	0	575,951	627,611
Lease	7,637	7,574	228,695	219,484
Accounts payable with subsidiaries	0	0	0	0
Derivative financial instruments	286	683	286	683
Others	107,900	89,553	462,912	579,394
	11,816,471	13,450,971	23,034,379	23,945,349

Liabilities associated with assets held for sale	0	0	1,661,335	1,692,708
	11,816,471	13,450,971	24,695,714	25,638,057

NON-CURRENT
Loans and financing	20,586,544	22,515,109	34,353,508	34,303,730
Suppliers	0	0	16,897	18,143
Debentures	5,020,954	5,011,069	6,986,089	5,880,751
Advances from customers	0	0	311,159	369,262
Compulsory loan	987,001	470,600	987,001	470,600
Obligation for asset retirement	0	0	3,231,162	3,129,379
Provisions for contingencies	14,525,629	16,924,171	22,312,563	24,214,938
Post-employment benefits	822,512	822,512	4,307,343	4,353,406
Provision for unsecured liabilities	0	119,223	3,606	0
Onerous contracts	0	0	497,670	361,934
Lease	50,203	55,928	821,842	987,705
Grants payable - Use of public goods	0	0	64,100	68,555
Advances for future capital increase	73,712	50,246	73,712	50,246
Derivative financial instruments	0	0	10,014	5,000
Regulatory charges	0	0	851,194	730,303
Taxes payable	0	0	191,705	239,959
Income tax and social contribution	576,035	628,904	3,855,790	3,978,754
Others	2,336,269	1,741,779	1,642,512	1,271,847
TOTAL NON-CURRENT LIABILITIES	44,978,859	48,339,541	80,517,867	80,434,512

EQUITY
Share capital	39,057,271	31,305,331	39,057,271	31,305,331
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	23,887,181	23,887,181	23,887,181	23,887,181
Advances for future capital increase	0	7,751,940	0	7,751,940
Other comprehensive income accumulated	-5,909,138	-5,904,821	-5,909,138	-5,904,821
Non controlling shareholdins	0	0	507,713	487,345
Share capital	4,959,163	0	4,959,163	0
TOTAL SHAREHOLDERS' EQUITY	75,861,647	70,906,801	76,369,360	71,394,146
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	132,656,977	132,697,313	181,582,941	177,466,715

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

INCOME STATEMENT (r$ thousand)

	Parent Company		Consolidated
	09.30.20	09.30.19	09.30.20	09.30.19
NET OPERATING REVENUE	-15,113	241,544	25,484,442	20,386,498
Operating costs
Energy purchased for resale	-4,577	-54,405	-1,570,469	-1,492,958
Charges upon use of electric network	0	0	-1,349,987	-1,232,548
Construction	0	0	-576,480	-539,670
Fuel for electricity production	0	0	-1,524,080	-1,466,758
NET OPERATING REVENUE	-19,690	187,139	20,463,426	15,654,564
Operating expenses
Personnel, Supllies and Services	-415,045	-531,113	-4,837,584	-5,418,314
Depreciation	-9,703	-10,081	-1,330,816	-1,233,278
Amortization	-8	0	-68,593	-78,648
Donations and contributions	-75,769	-85,867	-137,790	-151,658
Operating Provisions /Reversals net	-1,111,520	-1,857,769	-3,007,811	-3,121,076
Investigation Findings	0	0	0	0
Others	-144,672	-86,121	-867,417	-826,921
	-1,756,717	-2,570,951	-10,250,011	-10,829,895
OPERATING INCOME BEFORE FINANCIAL RESULT	-1,776,407	-2,383,812	10,213,415	4,824,669
Financial result
Financial income
Income from interest, commissions and fees	1,115,374	1,633,008	720,892	802,014
Income from financial investments	753,582	367,576	962,700	619,277
Moratorium on electricity	1,385	2,306	211,112	193,969
Restatement Assets	500,620	723,428	549,668	552,054
Current foreign currency exchange rate variations	5,158,498	2,233,891	4,912,083	2,244,126
Payment of indemnities - Law 12,783 / 13	0	0	33	2,333,839
Regulatory asset update	0	0	0	0
Gains on derivatives	0	0	56,396	0
Other financial income	138,521	486,983	214,268	811,132
Financial expenses
Debt charges	-1,338,305	-1,590,490	-2,249,797	-2,655,232
Lease charges	-4,238	-4,733	-276,974	-256,519
Charges on shareholders' funds	-23,467	-180,604	-78,012	-309,480
Noncurrent Restatement	-483,789	-478,019	-544,319	-471,825
Noncurrent foreign currency exchange rate variations	-5,502,398	-2,072,605	-5,932,490	-2,180,067
Regulatory liability update	0	0	-1,729,946	-707,673
Losses on derivatives	0	0	0	-67,076
Other financial expenses	-936,638	-1,223,145	-642,283	-1,680,033
	-620,855	-102,404	-3,826,669	-771,494
INCOME BEFORE EQUITY	-2,397,262	-2,486,216	6,386,746	4,053,175
RESULTS OF EQUITY	7,356,760	5,199,648	909,052	679,292
OTHER REVENUE AND EXPENDITURE	0	0	25,042	237,404
OPERATING INCOME BEFORE TAXES	4,959,498	2,713,432	7,320,840	4,969,871
Current Income tax and social contribution	0	-137,149	-2,171,772	-2,575,092
Deferred Income Tax and Social Contribution	0	0	-149,115	192,241
NET INCOME FROM CONTINUING OPERATIONS	4,959,498	2,576,283	4,999,953	2,587,020
SHARE ATTRIBUTED TO CONTROLLING	4,959,498	2,576,283	4,959,498	2,576,283
SHARE ATTRIBUTED TO NON-CONTROLLING	0	0	40,455	10,737
DISCONTINUED OPERATION
NET LOSS OF OPERATING TAXES DISCONTINUED	0	5,037,140	0	5,037,140
NET INCOME OF THE FINANCIAL YEAR	4,959,498	7,613,423	4,999,953	7,624,160

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed cash flow statement (r$ thousand)

	Parent Company		Consolidated
	09.30.20	31.12.19	09.30.20	31.12.19
Operating Activities
Income before income tax and social contribution	4,959,498	2,713,432	7,320,840	4,969,870
Adjustments to reconcile income to cash provided by operations:	0	0	0	0
Depreciation and amortization	9,711	10,081	1,399,409	1,311,926
Net foreign exchange rate variations	327,069	-406,695	1,015,058	26,900
Financial charges	250,636	142,819	1,883,891	2,221,653
Financial asset revenue	0	0	-579,024	-581,937
Construction Revenue	0	0	-1,233,909	-433,189
Equivalence equity results	-7,356,760	-5,199,648	-909,052	-679,292
Result on disposal of equity interests	0	0	-25,042	-237,404
RBSE Revenue	0	0	-6,725,532	-4,585,166
Provision (reversa operationsl)	1,111,520	1,857,769	3,007,809	3,121,076
Non-controlling interest	0	0	-61,300	-16,243
Financial instruments - derivatives	0	0	-56,396	67,076
Others	458,297	225,302	-488,392	551,386
	-5,199,527	-3,370,372	-2,772,480	766,786
(Increases) / decreases in operating assets
Customers	1	20,441	-557,013	-1,446,390
Marketable securities	-18,698	-653,220	-1,407,663	-2,752,426
Reimbursement rights	-95,311	442,367	-18,340	882,341
Warehouse	-65	-58	-41,850	-19,892
Nuclear fuel stock	0	0	-170,433	119,079
Financial assets - Itaipu	514,997	440,203	514,997	440,203
Assets held for sale	294,249	3,655,616	324,009	11,786,912
Hydrological risk	0	0	34,062	86,185
Credits with subsidiaries - CCD	0	2,406,622	0	0
Others	128,797	-1,494,911	-306,728	-3,442,621
	823,970	4,817,059	-1,628,959	5,653,391
Increase / (decrease) in operating liabilities
Suppliers	-58,257	-33,889	-568,307	-738,479
Advances	0	0	-53,459	-54,850
Lease	4,237	65,484	253,179	547,282
Estimated liabilities	26,875	-5,994	122,333	-138,150
indemnification obligations	0	0	0	0
Sectorial charges	0	0	69,231	53,369
Liabilities associated with assets held for sale	0	-2,497,757	-31,373	-8,594,227
Accounts payable with subsidiaries	0	-2,866,810	0	0
Other	342,622	326,194	162,867	-790,033
	315,477	-5,012,772	-45,529	-9,715,088

Payment of financial charges	-631,163	-1,030,608	-1,798,451	-2,544,133
Revenue of RAP and indemnities	0	0	6,659,951	5,511,735
Revenue of financial charges	840,415	1,373,956	523,603	915,023
Payment of income tax and social contribution	-188,159	-224,783	-2,376,481	-2,022,206
Revenue of remuneration for investments in equity interests	3,578,347	1,956,884	454,423	563,787
Supplementary pension payment	-9,443	-24,727	-204,965	-205,191
Payment of legal contingencies	-2,871,787	-819,500	-2,942,684	-902,011
Bonds and related deposits	-728,671	-347,894	-765,390	-235,819
Net cash provided by (used in) operating activities of continuing operations	888,956	30,675	2,423,879	2,756,144
Net cash provided by (used in) operating activities of discontinued operations	0	0	0	-379,997
Net cash provided by (used in) operating activities	888,956	30,675	2,423,879	2,376,147

Financing activities
Loans and financing	5,193,319	5,000,000	8,191,275	5,690,208
Payment of loans and financing - Main	-8,099,149	-8,671,179	-9,974,976	-10,806,147
Payment of shareholders remuneration	-2,579,579	-476	-2,590,936	-11,569
Advanced receivalbe for future capital increase	0	0	0	0
Payment of finance leases	-9,899	-37,519	-409,831	-411,768
Others	0	0	-14,236	-19,254

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Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

Net cash provided by (used in) financing activities from continuing operations	-5,495,308	-3,709,174	-4,798,705	-5,558,530
Net cash provided by (used in) financing activities of discontinued operations	0	0	0	414,724
Net cash provided by (used in) financing activities	-5,495,308	-3,709,174	-4,798,705	-5,143,806

Investing activities
Lending and financing	0	-612,758	0	-24,907
loans and financing receivables	4,966,164	4,299,065	3,131,801	3,661,485
Acquisition of fixed assets	0	-166	-842,815	-1,002,419
Acquisition of intangible assets	-14,190	-53	-50,331	-24,736
Acquisition / capital investment in equity	0	-11,460	-45,569	-247,973
Advance concession for future capital increase	-652,339	-447,761	-6,000	-99,283
Investment sale in shareholdings	309,287	415,259	311,587	431,259
Net cash flow in the acquisition of investees	0	0	0	0
Others	0	0	-151,858	-26,654
Net cash provided by (used in) investing activities from continuing operations	4,608,922	3,642,126	2,346,815	2,666,772
Net cash provided by (used in) investment activities of discontinued operations	0	0	0	6,337
Net cash provided by (used in) investing activities	4,608,922	3,642,126	2,346,815	2,673,109

Increase (decrease) in cash and cash equivalents	2,570	-36,373	-28,010	-94,550

Cash and cash equivalents at the beginning of the financial year	18,202	47,400	335,307	583,352
Cash and cash equivalents at the end of the financial year	20,772	11,027	307,297	447,738
Increase (decrease) in cash and cash equivalents	0	0	0	41,064
	2,570	-36,373	-28,010	-94,550

MARKETLETTER 3Q2020
42
Disclaimer: This material contains calculations that may not produce an accurate sum or result due to rounding performed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2020

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.